Exhibit 99.1

TLC Announces Details of Stock Swap Transactions

TAIPEI, Taiwan– July 5, 2021 – Taiwan Liposome Company (Nasdaq: TLC, TWO: 4152, “the company”), a clinical-stage specialty pharmaceutical company developing novel nanomedicines to target areas of unmet medical need, today announced details of the company’s board-approved stock swap transactions with Woods Investment Company, Ltd. (“Woods”) at a press conference held at 4:00pm Taipei time at the Taipei Exchange (TPEx). Details of the stock swap transactions are as follows:

In response to the company's long-term development plan and realization of shareholders' investment, the company’s board of directors passed a resolution on July 5, 2021, for conducting a stock swap transaction, pursuant to which  Woods will issue Series B preferred shares as consideration at NT$100 a share, without adjustment mechanisms for price or share conversion ratio, in exchange for common shares of the company, for Woods’ 100% stake in the company, at the exchange ratio of 1:1.

The company plans to discuss details of the stock swap transaction at the extraordinary general meeting scheduled for August 20, 2021. Should the resolution be passed by shareholders, the company plans to apply for termination of stock trading with TPEx and termination of public offering with Taiwan’s Financial Supervisory Commission. Delisting and cancellation of registration of the company’s American Depositary Shares (ADSs) on Nasdaq Global Market will also be conducted in accordance with applicable regulations. The share swap closing date, termination of trading securities on TPEx and cessation of public offering are tentatively scheduled to be October 8, 2021; actual date will be subject to the approval of the competent authorities.

In consideration of the company’s strategic development plan to target its products on the United States and European Union and the necessary funds and corresponding investment risks required in response to the challenge of increasing competition in overseas markets, George Yeh, President of the company and Director of Woods, following in-depth discussions with the management team and the board, has decided to privatize the company.

Major shareholders and PAG have allocated ~US$90 million to redeem the shares after taking into account potential participation in the rollover transactions. Upon completion of the rollover transaction, the company will become a wholly owned subsidiary of Woods, with no impact on the company's net value per share or earnings per share. Following privatization, Woods will execute its global business and corporate strategies and seek further tactical options internationally, which includes ~US$50 million additional funding.

The Series B preferred stocks issued by Woods will mature one month following the date of issuance. During the period from the date of issuance to ten days before the maturity date of the Series B preferred stock, shareholders of the Series B preferred stock will have the option of converting one Series B preferred share to one Woods common share and participating in the restructuring plan described above if meeting the documentation and procedural requirements laid forth by Woods and the Taiwan regulatory approval requirement for foreign investors. If the conversion application has not been duly made with the complete documentation within the prescribed period, Woods will fully redeem the remaining Series B preferred shares at NT$100 per share.

About PAG

PAG is one of Asia’s largest independent alternative investment management groups focusing on private equity, real estate, and absolute returns. Founded in 2002, PAG today manages US$40 billion in assets. PAG utilizes a thematic approach to invest in private equity, locating and supporting companies with a global leadership status, outstanding performance, dedicated management team and immense potential for development. PAG has invested in several biotechnology and healthcare companies, which are at the core of its investment focus.

About TLC

TLC (NASDAQ: TLC, TWO: 4152) is a clinical-stage specialty pharmaceutical company dedicated to the research and development of novel nanomedicines that maximize the potential of its proprietary lipid-assembled drug delivery platform (LipAD®). TLC’s deep experience with liposome science allows a combination of onset speed and benefit duration, improving active drug concentrations while decreasing unwanted systemic exposures. TLC’s BioSeizer® technology is designed to enable local sustained release of therapeutic agents at the site of disease or injury; its NanoX® active drug loading technology has been proven in two approved drugs and is designed to alter the systemic exposure of a drug, potentially reducing dosing frequency and enhancing distribution of liposome-encapsulated active agents to the desired site. These technologies are versatile in the choice of active pharmaceutical ingredients, and scalable with respect to manufacturing. TLC has a diverse, wholly owned portfolio of therapeutics that target areas of unmet medical need in pain management, ophthalmology, and oncology.

TLC Contact:

Dawn Chi

Corporate Communications

+886 2 2655 7377

dawn@tlcbio.com